HawaiianMiles Expands Partnership With Points
To Enhance Travel Program

Hawaiian Leverages Points Travel Services for Members to Earn Miles When Booking Hotels

TORONTO, December 19, 2018 – Points (TSX:PTS) (Nasdaq:PCOM), the global leader in powering loyalty commerce, today further expanded its partnership with Hawaiian Airlines, Hawaii’s destination carrier, to enable HawaiianMiles members to earn frequent flyer miles when booking hotels.

Through a single integration with Points’ Loyalty Commerce Platform, which powers Points Travel services, HawaiianMiles members may now earn up to 10,000 frequent flyer miles per night when booking on over 300,000 hotels across the globe. This significant program enhancement follows a successful travel program launch in 2016 that enabled HawaiianMiles members to redeem their frequent flyer miles to pay for all or part of hotel bookings, via Points Travel services, the industry leading white label hotel platform.

“We have been proud partners of HawaiianMiles for over a decade now, and are thrilled to be able to further expand our relationship and collaborate more closely,” said Rob MacLean, CEO of Points. “We are committed to ensuring HawaiianMiles’ loyalty program can continue to better engage their members, generate incremental revenue and drive new member acquisition through our Points Travel services.”

Points Travel can be quickly integrated into any loyalty program's web and mobile properties to create a highly-converting, travel eCommerce offering that is program-branded and leverages the capabilities of the Points Loyalty Commerce Platform. The user experience is simple and intuitive, taking members from consideration to purchase in just a few clicks, ultimately rewarding members with thousands of points or miles as well as being able to redeem points for bookings at thousands of hotels and car rental companies around the world.

For more information, visit the HawaiianMiles implementation of the Points Travel platform at https://hotelawards.hawaiianairlines.com/.

About Points
Points, (TSX: PTS)(NASDAQ: PCOM), provides loyalty e-commerce and technology solutions to the world's top brands to power innovative services that drive increased loyalty program revenue and member engagement. Currently, the Company has a growing network of nearly 60 global loyalty programs integrated into its unique Loyalty Commerce Platform. Points offers three core private or co-branded services: its Loyalty Currency Retailing service sells loyalty points and miles directly to consumers; its Platform Partners service offers developers transactional access to dozens of loyalty programs and their hundreds of millions of members via a package of APIs; and its Points Travel service helps loyalty programs increase revenue from hotel and car rental bookings while offering members more opportunities to earn and redeem loyalty rewards more broadly. Points is headquartered in Toronto with offices in San Francisco, London and Dubai.

For more information, visit company.points.com, follow Points on Twitter (@PointsLoyalty) or read the Points blog.

About Hawaiian Airlines

Hawaiian® has led all U.S. carriers in on-time performance for each of the past 14 years (2004-2017) as reported by the U.S. Department of Transportation. Consumer surveys by Condé Nast Traveler, Travel + Leisure and TripAdvisor have placed Hawaiian among the top of all domestic airlines serving Hawai'i.

Now in its 90th year of continuous service, Hawaiian is Hawai'i's biggest and longest-serving airline. Hawaiian offers non-stop service to Hawai'i from more U.S. gateway cities (12) than any other airline, along with service from Japan, South Korea, China, Australia, New Zealand, American Samoa and Tahiti. Hawaiian also provides approximately 170 jet flights daily between the Hawaiian Islands, with a total of more than 250 daily flights system-wide.

Hawaiian Airlines, Inc. is a subsidiary of Hawaiian Holdings, Inc. (NASDAQ: HA). Additional information is available at HawaiianAirlines.com. Follow Hawaiian's Twitter updates (@HawaiianAir), become a fan on Facebook (Hawaiian Airlines), and follow us on Instagram (hawaiianairlines).

CONTACT
Points Media Relations
Catherine Lowe
Catherine.lowe@points.com
649-539-1310